United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 21, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

21 November 2025
Coca-Cola Europacific Partners plc

(“the Company”)

Update statement on 2025 Annual General Meeting voting results

At the Company’s 2025 Annual General Meeting (“AGM”) held on 22 May 2025, all resolutions were successfully passed with the requisite majority of votes. However, in respect of resolution 24 (“Rule 9 Waiver Resolution”), we acknowledge that a number of our shareholders did not support the resolution (of votes cast, 74.95% voted in favour).

The Rule 9 Waiver Resolution related to the approval by independent shareholders of a waiver obtained from the Panel on Takeovers and Mergers in respect of an obligation that could arise on Olive Partners, S.A. ("Olive"), or any persons acting in concert with Olive, to make a general offer for all the issued ordinary share capital of the Company following any increase in the percentage of shares held by Olive, or any persons acting in concert with Olive, resulting from the exercise by the Company of the authority to purchase its own shares pursuant to resolutions 27 and 28 (which received approval from 99.22% and 98.22% of those voting respectively).

The Board believes that it is in the best interests of shareholders that the Company has the flexibility to return value to shareholders through future buyback programmes as demonstrated in our commitment to return up to €1bn to shareholders as part of the share buyback programme announced on 14 February 2025. If the Rule 9 Waiver Resolution had not been approved, the Company would not have been able to effect such buyback programmes as explained in the 2025 Notice of AGM and also in the Letter to Shareholders issued via RNS on 12 May 2025.

Since the AGM, the Company has continued to engage where appropriate with its shareholders on the rationale and merits of the Rule 9 Waiver Resolution, and to address any concerns they may have. The Board believes that share buybacks represent an attractive means of returning capital to shareholders and, as such, they form a core component of the Company’s capital allocation framework. The Board recognises, and acknowledges, shareholder concerns around the use of Rule 9 waivers in the context of share buybacks and continues to evaluate other means of returning capital to shareholders. The Board is grateful for the engagement of shareholders.

CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett T +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 21, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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